                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )(1)

                             ICTS INTERNATIONAL N.V.
                             -----------------------
                                (Name of Issuer)

                  Common Shares, par value 0.45 Euro per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                    N43837108
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 24, 2007
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. N43837108                   13D                    Page 2 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    EVEREST SPECIAL SITUATIONS FUND L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  418,362
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              418,362
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    418,362
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. N43837108                   13D                    Page 3 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    EVEREST FUND, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  38,255
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              38,255
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    38,255
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. N43837108                   13D                    Page 4 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MAOZ EVEREST FUND MANAGEMENT LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ISRAEL
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  456,587
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              456,587
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    456,587
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. N43837108                   13D                    Page 5 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ELCHANAN MAOZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ISRAEL
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  456,587
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              456,587
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    456,587
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. N43837108                   13D                    Page 6 of 12 Pages
----------------------                                    ----------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     SECURITY AND ISSUER.

            This  statement  relates to shares of the Common  Shares,  par value
0.45  Euro  per  share  (the  "Shares"),  of ICTS  International  N.V.,  a Dutch
Corporation (the "Issuer").  The address of the principal  executive  offices of the Issuer is Biesbosch 225, 1181JC Amstelveen, The Netherlands.

Item 2.     IDENTITY AND BACKGROUND.

            (a-c and f) The persons  filing this  statement are Everest  Special
Situations Fund L.P.  ("ESSF"),  a Delaware limited  partnership,  Everest Fund,
L.P.,  a Delaware  limited  partnership  ("Everest  Fund"),  Maoz  Everest  Fund
Management Ltd.  ("MEFM"),  an Israeli company,  and Elchanan Maoz, a citizen of
Israel.  ESSF,  Everest Fund, MEFM and Elchanan Maoz are each referred to herein as a  "Reporting  Person"  and  collectively  as the  "Reporting  Persons".  The principal  business  address of ESSF,  Everest  Fund,  MEFM and Elchanan Maoz is
Platinum House, 21 Ha'arba'a Street, Tel Aviv 64739 Israel.

            Each of ESSF and Everest Fund is  primarily  engaged in the business of  investing in  securities.  The  principal  business of MEFM is acting as the general  partner of each of EESF and Everest Fund. The name,  business  address, present  principal  occupation or employment  and  citizenship of each executive officer  and  director  of MEFM is set  forth  on  Exhibit  A  hereto  which  is incorporated herein by reference.  The principal  occupation of Elchanan Maoz is investing in securities.

            Elchanan  Maoz is the  Chairman of ESSF and Everest  Fund and is the
controlling stockholder,  Chairman and Chief Executive Officer of MEFM. Elchanan
Maoz is in a position to directly and  indirectly  determine the  investment and voting decisions made by MEFM, and consequently Everest.

            The  Reporting  Persons  may be deemed to be a  "group"  within  the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

            (d, e) During the last five years,  none of the  Reporting  Persons, nor to the best of their  knowledge,  any  person  listed on Exhibit A, has been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors)  or has  been a  party  to a civil  proceeding  of a  judicial  or administrative  body of  competent  jurisdiction  resulting  in its or his being subject to a judgment,  decree or final order enjoining  future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

----------------------                                    ----------------------
CUSIP No. N43837108                   13D                    Page 7 of 12 Pages
----------------------                                    ----------------------

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The aggregate purchase price, including commissions,  of the 418,362
Shares  purchased  by  ESSF  and  reported  in  this  Schedule  13D is  $744,133
(including all brokers' commissions).  The Shares reported herein were purchased with the working capital of ESSF.

            The aggregate purchase price, including  commissions,  of the 38,225
Shares  purchased by Everest  Fund and reported in this  Schedule 13D is $72,895
(including all brokers' commissions).  The Shares reported herein were purchased with the working capital of Everest Fund.

Item 4.     PURPOSE OF TRANSACTION.

            The  Reporting  Persons  purchased the Shares based on the Reporting
Persons'  belief  that  the  Shares,   when  purchased,   were  undervalued  and
represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  Everest intends to review its investment in the Issuer on a continuing  basis and engage in  discussions  with management  and the Board of Directors of the Issuer  concerning  the  business, operations  and  future  plans  of the  Issuer.  Depending  on  various  factors including,  without  limitation,  the Issuer's financial position and investment strategy,  the price levels of the Shares,  conditions in the securities markets and general economic and industry  conditions,  Everest may, in the future, take such  actions  with  respect  to  its  investment  in  the  Issuer  as it  deems appropriate including, without limitation, seeking Board representation,  making proposals  to the Issuer  concerning  changes to the  capitalization,  ownership structure or operations of the Issuer,  purchasing  additional  Shares,  selling some or all of its  Shares,  engaging  in short  selling  of or any  hedging  or similar  transaction  with respect to the Shares or changing its intention  with respect to any and all matters referred to in Item 4.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) As of August 3, 2007,  ESSF and Everest Fund owns 418,362 Shares and 38, 255 Shares, respectively,  which constitute approximately 6.4% and 0.6%, respectively,  of the  6,672,980  outstanding  Shares  (based upon the number of
Shares that were  reported to be  outstanding  in the Issuer's Form 20-F for the fiscal  year  ended  December  31,  2006  filed  with  Securities  and  Exchange
Commission on July 17, 2007).

      MEFM,  by virtue of its status as the general  partner of ESSF and Everest
Fund,  and Mr. Maoz,  by virtue of his status as a  controlling  stockholder  of
MEFM,  may be deemed to own  beneficially  the Shares  held by ESSF and  Everest
Fund. Consequently,  each of MEFM and Mr. Maoz may be deemed to own beneficially
456,587 Shares that constitute  approximately  7.0% of the  outstanding  Shares.

----------------------                                    ----------------------
CUSIP No. N43837108                   13D                    Page 8 of 12 Pages
----------------------                                    ----------------------

MEFM and Elchanan  Maoz disclaim  beneficial  ownership of such Shares except to the extent of their pecuniary interest therein.

            (b) By virtue of his  positions  with MEFM,  ESSF and Everest  Fund,
Elchanan  Maoz has the sole power to vote and dispose of the Shares  reported in this Schedule 13D.

            (c) Schedule A attached hereto sets forth the transactions  effected by ESSF and Everest  Fund with respect to the Common Stock during the past sixty days.  Unless otherwise noted, all such  transactions  were effected in the open market.  Except as reported  herein,  no other  Reporting  Person  effected  any transactions with respect to the Issuer's Shares during the past sixty days.

            (d) To the best of each of the Reporting Persons' knowledge,  except as set forth  herein,  no other  person has the right to receive or the power to direct the receipt of  dividends  from,  or the  proceeds  from the sale of, any
Shares which the Reporting Persons may be deemed to own beneficially.

            (e) Not applicable.

Item 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A --   Directors and Executive Officers of Maoz Everest Fund
                           Management Ltd.

            Exhibit B --   Joint Filing Agreement dated August 2, 2007.

----------------------                                    ----------------------
CUSIP No. N43837108                   13D                    Page 9 of 12 Pages
----------------------                                    ----------------------

                                   SCHEDULE A
                                   ----------

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

  Shares of Common Stock           Price Per                  Date of
         Purchased                  Share($)                 Purchase
         ---------                  --------                 --------

                      EVEREST SPECIAL SITUATIONS FUND L.P.
                      ------------------------------------

             500                     1.6700                  06/25/07
          17,300                     1.7000                  06/27/07
           5,000                     1.7000                  06/28/07
             500                     1.8200                  07/11/07
           1,000                     1.8500                  07/17/07
          12,500                     1.9580                  07/23/07
          15,000                     2.0000                  07/23/07
          60,000                     2.0491                  07/24/07
          50,000                     2.0460                  07/25/07
          30,000                     2.0500                  07/26/07

                               EVEREST FUND, L.P.
                               ------------------

            3,050                    1.6500                  06/14/07
            3,175                    1.7000                  07/05/07
           15,000                    2.0000                  07/23/07

                        MAOZ EVEREST FUND MANAGEMENT LTD.
                        ---------------------------------
                                      None

                                  ELCHANAN MAOZ
                                  -------------
                                      None

----------------------                                    ----------------------
CUSIP No. N43837108                   13D                    Page 10 of 12 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2007                EVEREST SPECIAL SITUATIONS FUND L.P.

                                     By: Maoz Everest Fund Management Ltd.,
                                         its General Partner

                                     By: /s/ Elchanan Maoz
                                         ---------------------------------------
                                     Name:  Elchanan Maoz
                                     Title: Chairman and Chief Executive Officer

                                     EVEREST FUND, L.P.

                                     By: Maoz Everest Fund Management Ltd.,
                                         its General Partner

                                     By: /s/ Elchanan Maoz
                                         ---------------------------------------
                                     Name:  Elchanan Maoz
                                     Title: Chairman and Chief Executive Officer

                                     MAOZ EVEREST FUND MANAGEMENT LTD.

                                     By: /s/ Elchanan Maoz
                                         ---------------------------------------
                                     Name:  Elchanan Maoz
                                     Title: Chairman and Chief Executive Officer

                                     /s/ Elchanan Maoz
                                     -------------------------------------------
                                     ELCHANAN MAOZ

----------------------                                    ----------------------
CUSIP No. N43837108                   13D                    Page 11 of 12 Pages
----------------------                                    ----------------------

                                    EXHIBIT A
                                    ---------

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                        MAOZ EVEREST FUND MANAGEMENT LTD.

      The name and present  principal  occupation or employment of the directors and executive officers of Maoz Everest Fund Management Ltd. are set forth below.
The business  address of each director and executive  officer is Platinum House,
21 Ha' arba'a  Street,  Tel Aviv 64739 Israel.  All such persons are citizens of
Israel.

Name and Position                   Present Principal Occupation or Employment
-----------------                   ------------------------------------------

Elchanan Maoz, Chairman and         Chairman and Chief Executive Officer of Maoz
Chief Executive Officer             Everest Fund Management Ltd.

Shlomit Oren, Research Analyst      Research   Analyst  of  Maoz   Everest  Fund
                                    Management Ltd.

----------------------                                    ----------------------
CUSIP No. N43837108                   13D                    Page 11 of 12 Pages
----------------------                                    ----------------------

                                    EXHIBIT B
                                    ---------

                             JOINT FILING AGREEMENT

      In accordance  with Rule  13d-1(f)  under the  Securities  Exchange Act of
1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including  amendments thereto) with respect to the  common  stock,  no par value,  of ICTS  International  N.V.  and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned,  being duly authorized, have executed this Joint Filing Agreement this 2nd day of August 2007.

                                     EVEREST SPECIAL SITUATIONS FUND L.P.

                                     By: Maoz Everest Fund Management Ltd.,
                                         its General Partner

                                     By: /s/ Elchanan Maoz
                                         ---------------------------------------
                                     Name:  Elchanan Maoz
                                     Title: Chairman and Chief Executive Officer

                                     EVEREST FUND, L.P.

                                     By: Maoz Everest Fund Management Ltd.,
                                         its General Partner

                                     By: /s/ Elchanan Maoz
                                         ---------------------------------------
                                     Name:  Elchanan Maoz
                                     Title: Chairman and Chief Executive Officer

                                     MAOZ EVEREST FUND MANAGEMENT LTD.

                                     By: /s/ Elchanan Maoz
                                         ---------------------------------------
                                     Name:  Elchanan Maoz
                                     Title: Chairman and Chief Executive Officer

                                     /s/ Elchanan Maoz
                                     -------------------------------------------
                                     ELCHANAN MAOZ